Appendix A:
Business Description & Plan

Please note that all of the information hosted on the WeVidIt App, that is not otherwise found in this Form may be found in this Appendix A:

1. Outlaws Deck
2. Outlaws Budget Top Sheet
3. Film Fund Brief
4. MOTION PICTURE DISTRIBUTION AGREEMENT "OUTLAW POSSE"
5. Research Report July
6. Title Report
7. Appendix E; Supporting Documents including the video transcript.
   a. Amendment to writer agreement
   b. Article of Organization-CA
   c. Article of Organization-MT
   d. MT Tax Credit Approval Letter
   e. Whoopi Goldberg The Entertainer Long Form Agreement
   f. Cedric The Entertainer Long Form Agreement
   g. Danny Glover The Entertainer Long Form Agreement
   h. Operating Agreement Amended Executed
   i. Stewart Mitchell agreement executed
   j. FINANCING AGREEMENT "OUTLAW POSSE"